UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                                  Vivus, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   928551100
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                                 (CUSIP Number)


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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
CUSIP No. 928551100
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Trustees of General Electric Pension Trust
      I.R.S. #14-6015763
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Citizenship or Place of Organization

      State of New York
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                  5     Sole Voting Power
  Number of
   Shares               319,900
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        319,900
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        0
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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      319,900
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10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|


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11    Percent of Class Represented By Amount in Row (9)

      2.0%
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12    Type of Reporting Person*

      EP
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 7 Pages

Item 1(a)   Name of Issuer

            Vivus, Inc.

Item 1(b)   Address of Issuer's Principal Executive Office

            545 Middlefield Road, Suite 200
            Menlo Park, California 94025

Item 2(a)   Name of Person Filing

            Trustees of General Electric Pension Trust ("GEPT")
(See Schedule 1)

Item 2(b)   Address of Principal Business Office

            3003 Summer Street
            Stamford, Connecticut 06904

Item 2(c)   Citizenship

            New York State

Item 2(d)   Title of Class of Securities

            Common Stock

Item 2(e)   CUSIP Number

            928551100

Item 3 If this statement is filed pursuant to Rules 13d- 1(b) or 13d-2(b), check whether the person filing is a:

            (a) [ ]     Broker or Dealer registered under Section
                        15 of the Act

            (b) [ ]     Bank as defined in Section 3(a) of the
                        Act

            (c) [ ]     Insurance Company as defined in Section
                        3(a)(19) of the Act

            (d) [ ]     Investment Company registered under
                        Section 8 of the Investment Company Act


                               Page 3 of 7 Pages

            (e) [ ]     Investment Adviser registered under
                        Section 203 of the Investment Advisers
                        Act of 1940

            (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

            (g) [ ]     Parent Holding Company, in accordance
                        with ss.240.13d-1(b)(ii)(G) (Note: See Item
                        7)

            (h) [ ]     Group, in accordance with ss.240.13d-
                        1(b)(1)(ii)(H)

Item 4      Ownership

            (a)   Amount Beneficially Owned: As of December 31,
                  1996, GEPT is deemed to be the beneficial owner of 319,000 shares of Common Stock.

            (b) Such 319,000 shares of Common Stock represent approximately 2.0% of the outstanding Common Stock.

            (c)   Number of shares as to which such person has:

                  (i)     sole power to vote or direct the vote:
                          319,000
                  (ii)    shared power to vote or direct the vote:
                          0
                  (iii)   sole power to dispose or direct the
                          disposition of:  319,000
                  (iv)    shared power to dispose or to direct the
                          disposition of:  0

Item 5      Ownership of Five Percent of Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6      Ownership of More than Five Percent on Behalf of
            Another Person

            Not applicable


                               Page 4 of 7 Pages

Item 7      Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable

Item 8      Identification and Classification of Members of the
            Group

            Not applicable

Item 9      Notice of Dissolution of Group

            Not applicable

Item 10     Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                               Page 5 of 7 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1997             TRUSTEES OF GENERAL ELECTRIC PENSION
                                TRUST


                              By: /s/ Alan M. Lewis
                                  --------------------------
                                  Alan M. Lewis
                                  Trustee

                                   SCHEDULE I

                                   TRUSTEES OF
                         GENERAL ELECTRIC PENSION TRUST

                        3003 Summer Street, P.O. Box 7900
                           Stamford, Connecticut 06904

              The names of the Trustees of General Electric Pension
                              Trust are as follows:

                                EUGENE K. BOLTON

                               MICHAEL J. COSGROVE

                                 RALPH R. LAYMAN

                                  ALAN M. LEWIS

                              ROBERT A. MACDOUGALL

                                  JOHN H. MYERS

                                 DONALD W. TOREY